May 11, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
AD Office of Real Estate and Commodities
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3233

Attn:	Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities

Re:	Urban Edge Properties
Form 10-K for the fiscal year ended December 31, 2017
Filed February 14, 2018
File No. 001-36523 and 333-212951-01

Dear Ms. Monick,

On behalf of Urban Edge Properties (the "Company"), please find our response to the comment contained in the letter dated May 8, 2018 (the "Comment Letter") received from the Staff of the Division of Corporation Finance (the "Staff") regarding the Company's Annual Report on Form 10-K filed on February 14, 2018. For the Staff's convenience, the Company's response is preceded by the text of the Staff's comment.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 32

1.
Staff Comment. We note your disclosure that you defer recognition of contingent rent abatements until the specified target is achieved. Please tell us your basis in U.S. GAAP for this accounting policy. Further, please clarify for us the nature of the contingent rent abatements.

Company Response. The Company's disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, reads [emphasis added]:
“Base Rent - income arising from minimum lease payments from tenant leases. These rents are recognized over the noncancelable term of the related leases on a straight-line basis which includes the effects of rent steps and rent abatements under the leases. We commence revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. In addition, in circumstances where we provide a lease incentive to tenants, we recognize the incentive as a reduction of rental revenue on a straight-line basis over the term of the lease. We have a limited number of operating leases that contain contingent rental provisions under which fixed rent shall abate, contingent upon timing and completion of property redevelopment. The Company’s policy is to defer recognition of contingent rent abatements until the specified target (i.e. completion of redevelopment) that triggers the contingent rent abatement is achieved.”

We refer herein to the bolded language above as the “Contingent Rent Abatement Disclosure.” The Company’s basis for the policy described in the Contingent Rent Abatement Disclosure is derived from the guidance in FASB ASC 840, which defines contingent rentals as follows:
“The increases or decreases in lease payments that result from changes occurring after lease inception in the factors (other than the passage of time) on which lease payments are based, excluding any escalation of minimum lease payments relating to increases in construction or acquisition cost of the leased property or for increases in some measure of cost or value during the construction or pre-construction period. The term contingent rentals contemplates an uncertainty about future changes in the factors on which lease payments are based.”
ASC 840-10-25-4 clarifies that "lease payments that depend on a factor that does not exist or is not measurable at the inception of the lease, . . . would be contingent rentals in their entirety and, accordingly, would be excluded from minimum lease payments and included in the determination of income as they accrue."
From the perspective of a lessor, SEC Staff Accounting Bulletin Topic 13.A Revenue Recognition (codified in ASC 605-10-S99), requires a lessor to recognize “contingent rental income. . . when the changes in the factor on which the contingent lease payments are based actually occur.”
Based on this guidance, it is not appropriate to recognize contingent rental payments on the basis of the probability of a factor being achieved. The contingent revenue (or, contra revenue) should be recorded in the period in which the contingency is resolved.
The Contingent Rent Abatement Disclosure was added to clarify the Company’s policy with respect to the treatment of a single event that occurred during the fourth quarter of 2017. During the year ended December 31, 2017, the Company undertook a redevelopment project that included replacing a parking deck (the “Parking Work”). The construction blocked customer access to the main entrance of one of our tenants. The lease agreement with this tenant provided a rent abatement in the event the Parking Work was not completed by October 31, 2017. Due to unforeseen construction delays, the Parking Work was not completed until December 11, 2017, resulting in a rent abatement of $0.9 million due to this tenant.
As the rent abatement was contingent on the Company not meeting the specified redevelopment completion deadline for the Parking Work of October 31, 2017 and was calculated based on the number of days delayed, the abatement was not measurable as of the date the lease agreement was executed and therefore should be accounted for as a contingent rental.
In accordance with the guidance, we recognized the rent abatement during the fourth quarter of 2017 once the Company missed the October 31, 2017 completion deadline, with the abatement amount of $0.9 million based on the delay from October 31, 2017 to actual completion on December 11, 2017.
While provisions for construction-related abatements of this nature do exist within certain leases, the triggering of such abatements is very unusual. The Company included the Contingent Rent Abatement Disclosure due to the abatement recognized in the fourth quarter of 2017 related to a single lease. Given the relative size of the $0.9 million abatement to overall property rentals of $266 million, the Company will remove the Contingent Rent Abatement Disclosure from future filings.
As requested, this confirms on behalf of the Company that:

•	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	the Company understands that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to these filings; and

•	the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (201) 571-3503.

Sincerely,

/s/ Jennifer Holmes
Chief Accounting Officer